Resolute (Treasury) Pty Ltd

Kilo Goldmines Ltd. and Kilo Goldmines Inc.

Loncor Resources Inc.

Binding Term Sheet for Assignment and Realization of Secured Debt

The following represents a legally binding commitment on the parties referenced herein.

1. Background

Kilo Goldmines Ltd. ("Kilo Ltd.") and Kilo Goldmines Inc. ("Kilo Inc.", and together with Kilo Ltd., collectively, "Kilo") entered into a secured cash advance facility dated August 3, 2018 (the "Facility") with Resolute (Treasury) Pty Ltd ("Resolute"), which was subsequently amended via a letter agreement between Kilo and Resolute dated December 13, 2018.  Resolute has advanced A$750,000 (the "Principal") to Kilo under the Facility.  The Principal, together with accrued interest thereon, was repayable on March 14, 2019.  As none of the Principal or any accrued interest thereon has been repaid, Kilo is in default under the Facility and Resolute is entitled to realize on its security.

Kilo does not have the funds to pay the Principal or interest.  This term sheet sets out the principal terms on and subject to which (a) Resolute is prepared to assign to Loncor Resources Inc. ("Loncor") all of Resolute's rights under the Facility (including Resolute's rights under the security documentation executed in respect of the Facility (the "Security")), (b) Kilo is prepared to consent to the said assignment, and (c) following the said assignment, Loncor is prepared to realize on the Security.

Kilo's principal assets relate to (a) the six exploitation permits (the "Somituri Permits") held by KGL-Somituri SPRL comprising the Somituri project in the Democratic Republic of the Congo (the "DRC"), and (b) the exploration permits in the DRC held by KGL Isiro SARL, certain of which permits are part of a joint venture with Barrick Gold (DRC) Limited ("Barrick") (the "Isiro Joint Venture").  KGL-Somituri SPRL is a 71.25%-owned direct DRC subsidiary of Kilo.  Kilo controls 49% of the shares of the holding company of KGL Isiro SARL (which is a DRC company), with Barrick owning the other 51%.

Licence fees totalling approximately US$250,000 relating to the Somituri Permits were due on March 31, 2019 and have not been paid.  The Somituri Permits are therefor currently in default and at risk of forfeiture.  Kilo does not have the funds to pay the said licence fees.  The DRC government may also assess penalties for late payment of such licence fees.  As well, the Somituri Permits have purportedly been placed under force majeure.  The integrity of the properties covered by the Somituri Permits is also at risk of being compromised as a result of Kilo not having the funds to continue to pay the salaries of employees and security.

The Isiro Joint Venture is currently suspended as a result of certain long-standing litigation in the DRC relating to the exploration permits of KGL Isiro SARL.  The potential liability associated with this litigation cannot be fully determined at this point.

An affiliated company of Resolute is a significant shareholder of Loncor.  Having regard to Loncor's mineral property interests in the DRC, as well as its existing joint venture relationship with Barrick in the DRC, access to funding and expertise and experience in the DRC, Resolute and Kilo believe that Loncor is in the best position to try to resolve the various significant financial, legal and other issues faced by both the Somituri project and the Isiro Joint Venture.

2. Principal Terms

(a) Resolute will assign to Loncor all of Resolute's rights under the Facility (including Resolute's rights under the Security) (the "Assignment").  The Assignment will be carried out pursuant to the terms of an Assignment and Assumption Agreement among Loncor, Kilo and Resolute in the form set out at Schedule A to this term sheet (the "Assignment and Assumption Agreement"), which agreement is concurrently being entered into as of the date of this term sheet.

(b) The parties hereto will use their reasonable best efforts to complete the various steps required in order to implement the Assignment and Assumption Agreement, including registration of a Financing Change Statement in the Ontario Personal Property Registry and delivery of the certificate(s) representing the pledged Kilo Shares from Resolute to Loncor, by no later than September 27, 2019.  Loncor and Kilo will each press release the execution of this term sheet and the Assignment and Assumption Agreement, with the content of each such press release to be subject to the approval of the other party and Resolute, in each case acting reasonably and subject to the requirements of applicable law and stock exchange rules.  The parties hereto acknowledge that Kilo Ltd. and Loncor may be required to file a copy of this term sheet and the Assignment and Assumption Agreement on SEDAR and consent to such filing.

(c) Following the execution and implementation of the Assignment and Assumption Agreement, Loncor will exercise its rights under the Security (the "Security Enforcement") to realize only and exclusively on all of the outstanding shares of Kilo Inc. (the "Kilo Shares") by foreclosure, in full satisfaction of all amounts owing under the Facility.  Kilo shall cooperate with and assist Loncor in the Security Enforcement and hereby waives any statutory or other applicable notice requirements applicable to the Security Enforcement, including pursuant to section 65 of the Personal Property Security Act (Ontario).  For such cooperation and assistance, the consent to the Assignment and the provision of the releases referred to in paragraph 2(d) below,, Loncor shall pay Cdn$130,000 to Kilo Goldmines Ltd., with such payment to be made upon Loncor completing the Security Enforcement (with completion of the Security Enforcement to be signified by Loncor becoming the sole shareholder of Kilo Inc.) and Kilo delivering to Loncor releases from the directors and officers of Kilo Goldmines Inc. and its affiliated and associated companies in form and substance satisfactory to Loncor, acting reasonably.  Pending completion of the Security Enforcement, the Cdn$130,000 payment shall be paid into escrow with the solicitors for Kilo Ltd. upon execution of this term sheet.  By acquiring Kilo Inc., Loncor will be acquiring Kilo's interests in the Somituri project and Isiro Joint Venture as set out above, which include the various liabilities and other issues associated with these projects.

(d) Upon completion of the Security Enforcement, Resolute, Kilo and Loncor will execute releases in favour of each other in form and substance satisfactory to the parties, acting reasonably.  Notwithstanding the foregoing, any release executed by Resolute will be subject to Resolute's rights under the Assignment and Assumption Agreement.

(e) The transactions contemplated by this term sheet are subject to the receipt by Kilo Ltd. of an unsecured loan in a principal amount of not less than Cdn$130,000 and otherwise on terms and conditions acceptable to Kilo Ltd, acting reasonably.  This loan may be from Loncor or from any other party or parties acceptable to Kilo Ltd.

(f) The transactions contemplated by this term sheet are subject to the receipt of all required approvals (including any required TSX and TSXV approvals) and subject to the requirements of applicable law.

(g) This term sheet and all documents delivered pursuant thereto shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada.  The parties hereto agree that the Courts of the said Province shall have jurisdiction to entertain any action or other legal proceedings based on any provisions of this term sheet.  Each party hereto does hereby attorn to the jurisdiction of the Courts of the said Province.

(h) This term sheet, including the rights and obligations of the parties hereunder, shall not be assignable or transferable, in whole or in part, by any of the parties hereto.  Each party hereto shall, from time to time forthwith at the request of another party, do, make, execute and deliver or cause to be done, made, executed and delivered, all such further documents, acts, matters and things which may be reasonably required by such party with respect to this term sheet or any part thereof and to give effect to any provision thereof.  This term sheet (a) may only be amended by an instrument in writing signed by each of the parties hereto, (b) shall enure to the benefit of and be binding upon the parties hereto and their respective successors, (c) represents the entire agreement between the parties hereto with respect to the subject matter hereof, and (d) may be executed in counterparts and by facsimile or e-mail, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

AGREED TO by each of the undersigned the 12th day of September, 2019.

KILO GOLDMINES LTD.    KILO GOLDMINES INC.

Per:   (signed) "D.G. Netherway"                    Per:    (signed) "D.G. Netherway"

Name:  D.G. Netherway Name:  D.G. Netherway

Title:  Director Title:  Director

Per:   (signed) "L. Owen"                                  Per:  (signed) "L. Owen"

Name:  L. Owen Name:  L. Owen

Title:  Director Title:  Director

RESOLUTE (TREASURY) PTY LTD

Per:    (signed) "John Welborn"

John Welborn, Managing Director and CEO

Per:    (signed) "Amber Stanton"

Amber Stanton, General Counsel and Company Secretary

LONCOR RESOURCES INC.

Per:   (signed) "Arnold Kondrat"

Arnold Kondrat, CEO and President

Per:    (signed) "Donat Madilo"

Donat Madilo, Chief Financial Officer

SCHEDULE A

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS AGREEMENT dated as of September 12, 2019 is between:

RESOLUTE (TREASURY) PTY LTD, a company incorporated in Australia (ACN 120 794 603) having an office at Level 2, Australia Place, 15-17 William Street, Perth, Western Australia 6000

(the "Assignor")

AND:

LONCOR RESOURCES INC., a corporation incorporated under the laws of the Province of Ontario having an office at 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada

(the "Assignee")

AND:

KILO GOLDMINES LTD., a corporation incorporated under the laws of the Province of Ontario having an office at 141 Adelaide Street West, Suite 340, Toronto, Ontario M5H 3L5, Canada

("Kilo Ltd.")

AND:

KILO GOLDMINES INC., a corporation incorporated under the laws of the Province of Ontario having an office at 141 Adelaide Street West, Suite 340, Toronto, Ontario M5H 3L5, Canada

("Kilo Inc.")

WHEREAS:

A. Kilo Ltd. and Kilo Inc. (together, the "Borrowers") as borrowers, and the Assignor, as lender, entered into a loan agreement dated August 3, 2018 (as amended, modified, supplemented, restated or replaced from time to time, including pursuant to the Amending Agreement (as defined below), the "Loan Agreement"), pursuant to which the Assignor advanced AUD $500,000 of a secured loan facility to the Borrowers in the principal amount of up to AUD $750,000 (the "Loan").

B. The Borrowers and the Assignor entered into a loan amending agreement dated December 13, 2018, pursuant to which the Assignor advanced the remaining AUD $250,000 in respect of the Loan and agreed to extend the maturity date of the Loan (the "Amending Agreement").

C. As security for the Loan:

(a) the Borrowers executed and delivered to the Assignor a general security agreement, pursuant to which the Borrowers granted to and in favour of the Assignor a security interest over all of the Borrowers' respective present and after acquired personal property; and

(b) the Borrowers and the Assignor executed a share pledge agreement, pursuant to which Kilo Ltd. granted to and in favour of the Assignor a security interest over all of the issued and outstanding shares in the capital of Kilo Inc.

D. The Loan matured and came due on March 14, 2019 and the Borrowers have not made repayment of the outstanding balance of the Loan.

E. The Assignor wishes to assign and transfer to the Assignee absolutely, and the Assignee wishes to take an assignment of and assume the obligations of the Assignor in respect of, the Loan, all rights in respect thereof, including the right to receive all outstanding principal, accrued but unpaid interest and all fees and other amounts payable to the Assignor under the Loan, and all right, title and interest of the Assignor in and to the Loan Agreement and all other Transaction Documents (collectively, the "Assigned Loan Documents"), on and subject to the terms and conditions set forth in this Agreement.

F. The consent of the Borrowers is required for the assignment of the Assigned Loan Documents.

G. The Borrowers are entering into this Agreement only for the purposes of sections 6, 7 and 8 below.

AGREEMENTS:

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and of the covenants and agreements contained herein and each party intending to be legally bound hereby, the parties covenant and agree as follows:

1. Defined Terms:  Capitalized terms used herein which are not otherwise defined herein shall have the meanings provided in the Loan Agreement.

2. Assignment.  In consideration for the payment by the Assignee to the Assignor of AUD $1.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the Assignor hereby sells and assigns absolutely to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, (i) all of the Assignor's right, title and interest in and to the Loan, including without limitation, the right to receive payments of all outstanding principal, interest (including all accrued but unpaid interest as of the date hereof), fees and other amounts, and the obligations of the Assignor in its capacity as a lender under the Assigned Loan Documents, (ii) all of the Assignor's right, title and interest in and to and benefit from the Assigned Loan Documents, and (iii) all claims, suits, causes of action and any other right of the Assignor (in its capacity as lender under the Loan) against the Borrowers or any other person, whether known or unknown, arising under or in connection with the Assigned Loan Documents, including, without limitation, contract claims, tort claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned by the Assignor to the Assignee hereunder (collectively, the "Assigned Interest").

3. Assignor's Representations and Warranties.  The Assignor hereby represents and warrants to the Assignee:

(a) the outstanding principal amount under the Loan is AUD $750,000;

(a) the Assignor has the full power, capacity, authority and ability, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated herein;

(b) the Assignor is the sole legal and beneficial owner of the Assigned Interest and, except as provided in this Agreement, the Assignor has not sold, assigned, transferred, granted any options, rights or participations, or otherwise disposed of or encumbered the Assigned Interest or any portion thereof;

(c) the Assigned Interest is free and clear of all security interests;

(d) the execution and delivery of this Agreement by the Assignor, and the performance of the terms of this Agreement by the Assignor, do not and will not constitute a breach of or default under (i) any of the Assigned Loan Documents or any other agreement, contract or indenture to which the Assignor is a party or by which it is bound, (ii) the constating documents of the Assignor, or (iii) any law, regulation, order or ruling applicable to the Assignor; and

(e) this Agreement constitutes a legal, valid and binding agreement, enforceable against the Assignor in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

The Assignee acknowledges that it is purchasing the Assigned Interest under this Agreement on an "as is, where is" basis and, except as expressly provided herein, the Assignor makes no representations or warranties with respect to the Assigned Interest or the collectability or enforceability of the Loan.

4. Assignee's Representations, Warranties and Acknowledgments.  The Assignee hereby represents, warrants and acknowledges to the Assignor as follows:

(a) in making its decision to enter into this Agreement, it has independently taken whatever steps it considers necessary to evaluate the financial condition and affairs of the Borrowers and that it has made an independent credit judgment without reliance upon any information furnished by the Assignor and so long as any portion of the Loan is being utilized by the Borrowers, it shall continue to make its own independent evaluation of the financial condition and affairs of the Borrowers;

(a) the Assignee acknowledges that the Loan is in default and that the Borrowers have not made repayment of the outstanding balance thereunder;

(b) the Assignee has the full power, capacity and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated herein; and

(c) this Agreement constitutes a legal, valid and binding agreement, enforceable against the Assignee in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

5. Assumption of Assigned Loan Documents.  The Assignee agrees to assume and be bound by the terms and conditions of the Assigned Loan Documents as the lender thereunder, as if an original signatory thereto.

6. Release of Assignor by the Borrowers and Assignee. Upon this Agreement becoming effective, the Assignor shall be forever released and discharged by the Borrowers and the Assignee from all of its liabilities and obligations under the Assigned Loan Documents.

7. Release of Borrowers by Assignor.  Upon this Agreement becoming effective, the Assignor shall forever release and discharge the Borrowers from any and all claims the Assignor has or may in future have against the Borrowers in connection with the Loan and the Assigned Loan Documents.

8. Consent of the Borrowers.  For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Borrowers, the Borrowers hereby consent to the assignment and assumption of the Loan and the Assigned Loan Documents made pursuant to this Agreement, notwithstanding any prohibition or restriction on assignment or assumption contained in any of the Assigned Loan Documents and hereby forever release and discharge the Assignor of all liabilities and obligations under the Assigned Loan Documents.  The Borrowers hereby acknowledge and confirm that the outstanding balance due in respect of the Loan as of the date hereof, including principal, interest and other amounts thereunder, is AUD $822,945, the Assigned Loan Documents constitute legal, valid and binding obligations of the Borrowers, enforceable against the Borrowers in accordance with their terms, the Borrowers are in default of their obligations to the Assignor pursuant to the Assigned Loan Documents and that the security interests granted pursuant to the Assigned Loan Documents are enforceable by the Assignee as a result of the assignment of the Loan and Assigned Loan Documents to the Assignee by the Assignor as referred to above.

9. Currency.  All references in this Agreement to "AUD $" shall be to the lawful currency of Australia, and all references in this Agreement to "US" shall be to the lawful currency of the United States.

10. Further Assurances.  The Assignor shall, at the Assignee's expense but subject to the next sentence, do, execute and concur in all acts, things and instruments necessary or desirable to assign the Assigned Interest to the Assignee, including but not limited to providing all transfers, assignments, directions and other authorizations, documents or instruments as may be required to re-register or record the Assigned Interest in the name of the Assignee or as the Assignee may otherwise direct.  The Assignor shall pay expenses of up to US$10,000 incurred in connection with the foregoing acts, things or instruments.

11. Governing Law.  This Agreement and all matters arising hereunder shall be governed by the laws of the Province of Ontario and the federal laws applicable therein, and all disputes arising hereunder shall be subject to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

12. Assignment.  The Assignee shall not assign or transfer the Assigned Interest or its rights thereunder without the prior written consent of the Assignor, except for any assignment or transfer of the Assigned Interest to a corporation which is a wholly-owned subsidiary of the Assignee (a "Subsidiary"), provided always that the Subsidiary remains a wholly-owned subsidiary of the Assignee.  The Assignee shall cause the Subsidiary to reassign or transfer to the Assignee the Assigned Interest on or before the date on which the Subsidiary ceases to be a wholly-owned subsidiary of the Assignee.  For greater certainty, the foregoing restrictions on assignment or transfer shall apply to an assignment or transfer of any part of the Assigned Interest as well as to an assignment or transfer of the entire Assigned Interest.

13. Enforcement.  The Assignee covenants and agrees that in connection with any realization or enforcement of the security interests granted pursuant to the Assigned Loan Documents, the Assignee and any Subsidiary, if applicable, will not sell, transfer, liquidate or otherwise dispose of any of the underlying collateral (the "Collateral") without the prior written consent of the Assignor, except to a Subsidiary, provided always that such assignee remains a wholly-owned subsidiary of the Assignee.  The Assignee shall cause the Subsidiary to reassign or transfer to the Assignee the Collateral on or before the date on which the Subsidiary ceases to be a wholly-owned subsidiary of the Assignee.

14. Entire Agreement.  This Agreement constitutes the whole agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, representations, written or verbal, in respect of the subject matter of this Agreement.

15. Enurement.  This Agreement shall be binding upon, and enure to the benefit of, the parties to it and their respective heirs, executors, administrators, personal representatives and successors and permitted assigns, as applicable.

16. Counterparts.  This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, including a facsimile or scanned e-mail transmission of an executed counterpart, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same document.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

RESOLUTE (TREASURY) PTY LTD

Per:
Authorized Signatory

Per:
               Authorized Signatory

LONCOR RESOURCES INC.

Per:
               Authorized Signatory

Per:
               Authorized Signatory

KILO GOLDMINES LTD.

Per:
               Authorized Signatory

Per:
               Authorized Signatory

KILO GOLDMINES INC.

Per:
               Authorized Signatory

Per:
               Authorized Signatory